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                                                             EXHIBIT 99.7



                    [LETTERHEAD OF MILLER AND LENTS, LTD]



                                March 8, 1996


NationsBank of Texas, N.A., Trustee
Williams Coal Seam Gas Royalty Trust
NationsBank Plaza
901 Main Street, Twelfth Floor
Dallas, Texas 75202
                                     Re: Proved Reserves and Future Net Income
                                         As of December 31, 1995

Gentlemen:

   As your request, we estimated the Proved Reserves and projected the Future Net Income from the gas reserves in the Fruitland Coal formation that are attributable to the interests of Williams Coal Seam Gas Royalty Trust. These interests consist of net profits interests in natural gas properties located in the San Juan Basin in Colorado and New Mexico.

   In order to estimate the reserves to the Williams Coal Seam Gas Royalty Trust, it was necessary to estimate the reserves attributable to the "Underlying Properties," the Williams Production Company working interests and net profits interests from which the royalty trust was created. A portion of these Underlying Properties was conveyed to the Williams Coal Seam Gas Royalty
Trust as the "Royalty Interests." The Williams Coal Seam Gas Royalty Trust is assumed to receive 81 percent of the "Net Proceeds" (as defined) from the gas produced and sold from the Underlying Properties which are working interests and 81 percent of the revenue stream of the Underlying Properties for the net profits interests in the Farmout Properties.

   For the working interest of the Underlying Properties, overhead costs
(beyond the standard overhead charges for the non-operated properties), have not been included, nor have the effects of depreciation, depletion, and Federal Income Tax. The calculations of the Net Proceeds for the Royalty Interests from the working interest properties are based on 81 percent of the gross income to the net revenue interest of the Underlying Properties less 81 percent of the severance and ad valorem taxes. The reserves to the Royalty Interests are based on 81 percent of the net reserves to the Underlying Properties.

   For the wells in the Colorado farmout area, we computed the income to the net profits interests by considering a net revenue interest equivalent to the net profits interest and deducting the working interests costs associated therewith. This results in the revenue stream to the net profits interests.
The reserves for the Underlying Properties for the net profits interests were computed by multiplying the ratio of the net profits income to the total gross income by the gross gas reserves. The reserves to the Royalty Interests are based on 81 percent of the reserves for the Underlying Properties for these wells.

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                            MILLER AND LENTS, LTD.


NationsBank of Texas, N.A., Trustee                             March 8, 1996
Williams Coal Seam Gas Royalty Trust                                   Page 2


   A summary of the reserves for the Underlying Properties and the Royalty Interests is as follows:

                    Proved Reserves as of December 31, 1995
                    ---------------------------------------

                                               Reserves          Future         Present
                                                 MMcf              Net          Value at
                                               at 14.73          Income,       10 Percent
                                                  M$               M$         Per Annum, M$
                                               --------          ------       -------------
The Underlying Properties
- -------------------------
Proved Developed Producing                     200,988           136,084          90,833
Proved Developed Nonproducing                       30                23              18
                                               -------           -------          ------
    Total Proved Reserves                      201,017           136,107          90,851

The Royalty Interests (Net to the Trust)
- ----------------------------------------
Proved Developed Producing                     162,800           122,901          79,817
Proved Developed Nonproducing                       24                21              16
                                               -------           -------          ------
    Total Proved Reserves                      162,824           122,921          79,833

   The Proved Reserves were estimated in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). Estimates of Future Net Income and discounted Future Net Income are not intended and should not be interpreted to represent the fair market value of the estimated reserves. There are no Proved Undeveloped Reserves.

   The Section 29 tax credits attributable to the total Proved Reserves in the Underlying Properties from 1996 through the year 2002, assuming no future escalation of the estimated 1996 rate of $1.028 per MMBtu, are $139 million with a 10 percent present worth of $106 million. The tax credits attributable to the Royalty Interests are $112 million with a 10 percent present worth of $86 million.

   The production forecast for the Proved Reserves and future net revenues as of December 31, 1995 attributable to the Underlying Properties and to the Williams Coal Seam Gas Royalty Trust are shown on Table 1. The Proved Reserves and future net revenues as of December 31, 1995 attributable to the individual Underlying Properties, including summaries by reserve category and areas, are shown on the attached one-line summary identified as Table
2.

   The gas reserves for the Fruitland Coal were estimated by decline curve analyses utilizing type curves for the various areas in the San Juan Basin. These type curves were developed for each area and were based on production histories and the initial reservoir pressures of the wells in the separate areas.



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                            MILLER AND LENTS LTD.


NationsBank of Texas, N.A., Trustee                             March 8, 1996
Williams Coal Seam Gas Royalty Trust                                   Page 3

   The gas price used in these projections is the December 1995 wellhead price, reported by Williams Production Company, of $0.8644 per MMBtu except for the 30-6 Unit which is $0.7928 per MMBtu. These prices were held constant and there were no escalations of operating costs.

   We relied on production histories, accounting and cost data, engineering and geological information supplied by Williams Production Company, data existing in our files, and data from public records. The ownership interests evaluated herein were provided by Williams Production Company and were employed as presented. No independent verification of these interests was made by Miller and Lents, Ltd.

   Capital expenditures to plug and abandon wells are considered to be equal to the salvage values of the wells at the time of abandonment. We did not include any consideration for the future environmental restoration that might be required as such was beyond the scope of our assignment. In our projection of Future Net Income, no provisions are made for production prepayments or for the consequences of future production balancing.

   The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation, but are subject to those generally recognized uncertainties associated with the interpretations of geological and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil and gas to be recovered, actual production rates, prices received, and operating and capital costs to vary from those presented in this report.

                                           Very truly yours,

                                           MILLER AND LENTS, LTD.


                                           By /s/ S. John Stieber
                                              ---------------------
                                              S. John Stieber
                                              Senior Vice President

SJS/hsd